Delisting Determination,The Nasdaq Stock Market, LLC, February 17, 2016, Liquid Holdings Group, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Liquid Holdings Group, Inc. (the Company), effective at the opening of the trading session on February 29, 2016. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1).
The Company was notified of the Staffs
determination on September 21, 2015. The Company appealed the determination to a Hearing Panel. On October 26, 2015, the Company withdrew its request for an appeal.
The Staff determination to delist the Company became final on October 28, 2015.